FORM 4                                              OMB APPROVAL
                                                OMB Number:    3235-0287
[ ] Check this box if no longer                 Expires: September 30,
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...0.5
    continue.
    See Instruction 1(b).

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                     1940


1.  Name and Address of Reporting Person*
    Bass PLC
(Last)          (First)           (Middle)

         20 North Audley Street
                (Street)

London W1Y 1WE   United Kingdom
(City)              (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol

   FelCor Lodging Trust Incorporated


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)


4. Statement for
   Month/Year

           3/00


5. If Amendment
   Date of Original
   (Month/Year)


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)
         Director                      10% Owner
   ------                        ------

         Officer (give              X  Other (specify
   ------        title below)    ------        below)

                No longer 10% holder
           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable
   Line)
    X  Form filed by One Reporting Person
   ---
       Form filed by More than One Reporting Person
   ---


Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)   2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-   7. Nature
                                     action      action        or Disposed of (D)          Securities       ship        of
                                     Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:       Indirecat
                                                 (Instr. 8)                                Owned at         Direct      Bene-
                                                                                           End of Month     (D) or      ficial
                                     (Month/                                               (Inst. 3         Indirect    Owner-
                                     Day/                              (A or               and 4)           (l)         ship
                                     Year)     Code     V    Amount     (D)     Price                       (Instr. 4)  (Instr.4)

Common Stock, par value $0.01      2/27/2000    J           4,173,185    D       -        4,905,558           I       Held through
                                                              shares                                                  Bass America,
                                                                                                                      Inc. and Bass
                                                                                                                      Hotels &
                                                                                                                      Resorts, Inc.,
                                                                                                                      each an in-
                                                                                                                      direct wholly
                                                                                                                      owned sub-
                                                                                                                      sidiary of
                                                                                                                      Bass PLC







Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

FORM 4 (continued)Table II--Derivative Securities Acquired, Disposed of, or
                              Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and  8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount        of        of de-     ship       of
   Security             Exer-      Date      Code      tive         cisable   of Under-     Deriv-    rivative   Form       In-
   (Instr. 3            cise       (Month/   (Instr.   Securi-      and       lying         ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-       Secur-    ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties          ities     Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.       Bene-     ficially   ity        Owner-
                        vative                         Disposed     (Month/   3 and         ficially  Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)            Owned     at End     or In-     (Instr.
                        ity                            (Instr.      Year)                   at End    of         direct     4)
                                                       3, 4 and
                                                       5)                                   Month     (Instr.    (Instr.
                                                                                            (Instr.    4)         4)
                                                                                            5)

                                                                                     Amount
                                                              Date     Expir-        Number
                                                              Exer-    ration        of
                                          Code V  (A)  (D)    cisable  Date   Title  Shares





Explanation of Responses:

Pursuant to a Contribution Agreement, dated as of February 27, 2000, by and among Bass America, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Bass PLC ("BAI"), FelCor Lodging Limited Partnership, a Delaware limited partnership ("FLLP"), and FelCor Lodging Trust Incorporated (the "Issuer"), BAI contributed 4,713,185 shares of common stock, par value $0.01 per share of the Issuer to FLLP in exchange for 4,713,185 units of limited partner interest in FLLP.



BASS PLC

By: /s/ David R. Smith                        March 10, 2000
   --------------------------------       -------------------------
   Name: David R. Smith                             Date
   Title: Attorney-in-Fact